FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk



, 16 Stanley Street, Central, Hong Kong.
利街十六號騏利大廈九樓
827 4836 • E-mail: fw@fairwind.com.hk



05009061

Our Ref.: S/7911/94 LTO/kk

6 JUN 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 3 June 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

p.p. LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

Dlw 6/20



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONTINUING CONNECTED TRANSACTIONS

The Directors note that following the introduction of Chapter 14A of the Listing Rules, certain of the Group's existing Continuing Connected Transactions entered into among members of the Group and the connected persons of the Company which (i) were exempted under the Listing Rules prior to the introduction of Chapter 14A of the Listing Rules or (ii) have been duly approved by the Shareholders, and, or, waivers sought from the Stock Exchange are not being governed by agreements with fixed duration. In this regard, the Agreements were entered into between members of the Group and the respective connected persons of the Company as detailed below.

Since none of the Annual Caps exceeds 2.5% of the applicable percentage ratios of the Company as referred to in Chapter 14A of the Listing Rules, the Continuing Connected Transactions are only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the Shareholders' approval requirement under the Listing Rules.

BACKGROUND

The Directors note that following the introduction of Chapter 14A of the Listing Rules, certain of the Group's existing Continuing Connected Transactions entered into among members of the Group and the connected persons of the Company which (i) were exempted under the Listing Rules prior to the introduction of Chapter 14A of the Listing Rules or (ii) have been duly approved by the Shareholders, and, or, waivers sought from the Stock Exchange are not being governed by agreements with fixed duration. In this regard, the Agreements were entered into between members of the Group and the respective connected persons of the Company, details of which are set out below.

THE AGREEMENTS

(A) The Foodstuff Agreements dated 3rd June, 2005

Parties

Agreement	Party (the Group)	Party (Joint Venture Partner or its Associate)
(A1) Shanghai Foodstuff Agreement	NFH	Shanghai Foodstuff Import & Export Corp. Shanghai Foodstuff Import & Export Corp. is the 49% shareholder of Shanghai Ng Fung Livestock Poultry & Foodstuff Co., Ltd. (a 51% subsidiary of the NFH Group established in 1997) and is engaged in foodstuff trading in Shanghai, the PRC
(A2) China Cereal Foodstuff Agreement	NFH	Ceroilfood Development Company Limited Ceroilfood Development Company Limited is a supplier of the NFH Group and an Associate of Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Company which is the 20% shareholder of Man Luen Hong Motor Company Limited (a 60% subsidiary of the NFH Group established in 1989) and is engaged in foodstuff trading in the PRC
(A3) CNFC Foodstuff Agreement	NFH	China National Fisheries Corp. China National Fisheries Corp. is the 49% shareholder of China International Fisheries Corp. (a 51% subsidiary of the NFH Group established in 1997) and is engaged in distribution and trading of fish catches, ship stores and fishing supplies

venture partners. The Board (including the independent non-executive Directors) considers that the Foodstuff Agreements are in the usual and ordinary course of business of the Group and on normal commercial terms and the terms of the Foodstuff Agreements are fair and reasonable and in the interest of the Company and the Shareholders as a whole. All of the Foodstuff Agreements shall remain in force till 31st December, 2007.

(B) The Textile Agreement dated 3rd June, 2005

Parties

CR Textile and CRNC

Nature of transaction

CR Textile is the investment holding company of the CR Textile Group which is principally engaged in the distribution of textile products including cotton, polyester fiber, grey cloth and printed fabrics.

Under the Textile Agreement which is effective until 31st December, 2007, in the event that any member of the CR Textile Group and any member of the CRNC Group enter into a transaction of textile related merchandises (including but not limited to textile raw materials, products and machineries, socks and shoes), CR Textile and CRNC have agreed to procure that such transaction will be on normal commercial terms as described in the Textile Agreement.

Pricing basis

The prices received by any member of the CR Textile Group from any member of the CRNC Group will be either at market prices or at prices no less favourable to the CR Textile Group than those available from independent third parties. The aggregate amounts received by the CR Textile Group for the Continuing Connected Transactions contemplated under the Textile Agreement for the two years ended 31st December, 2004 were approximately HK$56.9 million and HK$30.6 million respectively. The above continuing connected transactions were approved by the Board (including the independent non-executive Directors) after considering the transactions being on normal commercial terms and in the ordinary and usual course of business of the Company. With a waiver granted by the Stock Exchange for an indefinite period, the amounts of the above continuing connected transactions did not exceed the limits as set out in the waiver.

Reasons

The CR Textile Group is primarily engaged in the distribution of textile products including cotton, polyester fiber, grey cloth and printed fabrics. The sale of the textile related merchandises to members of the CRNC Group are in the usual and ordinary course of business of the CR Textile Group and the CRNC Group. The Board (including the independent non-executive Directors) considers that the Textile Agreement is in the usual and ordinary course of business of the Group and on normal commercial terms and the terms of the Textile Agreement are fair and reasonable and in the interest of the Company and Shareholders as a whole. The Textile Agreement shall remain in force till 31st December, 2007.

	Agreement		Ceroilfood Development Company Limited is a supplier of the NFH Group and an Associate of Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Company which is the 20% shareholder of Man Luen Hong Motor Company Limited (a 60% subsidiary of the NFH Group established in 1989) and is engaged in foodstuff trading in the PRC
(A3)	CNFC Foodstuff Agreement	NFH	China National Fisheries Corp. China National Fisheries Corp. is the 49% shareholder of China International Fisheries Corp. (a 51% subsidiary of the NFH Group established in 1997) and is engaged in distribution and trading of fish catches, ship stores and fishing supplies

Nature of transaction

Under the Foodstuff Agreements which are effective until 31st December, 2007, in the event that any member of the NFH Group and any of the above joint venture partners or any of its Associates enter into a Foodstuff Products transaction, NFH and each of the respective joint venture partners have agreed to procure that the sale and purchase of the Foodstuff Products will be on normal commercial terms as described in the respective Foodstuff Agreements.

Pricing basis

The prices paid or received by the NFH Group to or from the respective joint venture partners of the non-wholly owned subsidiaries of the NFH Group or any of their respective Associates will be either at market prices or at prices no less favourable to the NFH Group than those available to or from independent third parties. The aggregate amounts paid or received by the NFH Group for the Continuing Connected Transactions under the Foodstuff Agreements for the two years ended 31st December, 2004 were as follows:

(HK$ in million)	**For the year ended 31st December 2003**	**2004**
(A1) Shanghai Foodstuff Agreement		
– paid by the NFH Group	68.0	68.9
(A2) China Cereal Foodstuff Agreement		
– paid by the NFH Group	49.1	58.5
(A3) CNFC Foodstuff Agreement		
– received by the NFH Group	93.2	77.7
– paid by the NFH Group	50.6	21.2

The above (A1) and (A2) continuing connected transactions were duly approved by the Shareholders and the above (A3) continuing connected transactions were approved by the Board (including the independent non-executive Directors) after considering the transactions being on normal commercial terms and in the ordinary and usual course of business of the Company. With waivers granted by the Stock Exchange for an indefinite period, the amounts of the above continuing connected transactions did not exceed the limits as set out in the waivers.

Reasons

The NFH Group is principally engaged in the distribution of the Foodstuff Products. The purchase and sale of the Foodstuff Products with and to the respective joint venture partners of the non-wholly owned subsidiaries of the NFH Group have been in existence since the formation of these joint ventures. This is to ensure that NFH can have better control over the quality of the Foodstuff Products produced by the joint ventures which will ultimately be imported into Hong Kong. Such purchase and sale of the Foodstuff Products from the respective joint venture partners of the non-wholly owned subsidiaries of the NFH Group are in the usual and ordinary course of business of the NFH Group and the respective joint

Connected Transactions contemplated under the Textile Agreement for the two years ended 31st December, 2004 were approximately HK$56.9 million and HK$30.6 million respectively. The above continuing connected transactions were approved by the Board (including the independent non-executive Directors) after considering the transactions being on normal commercial terms and in the ordinary and usual course of business of the Company. With a waiver granted by the Stock Exchange for an indefinite period, the amounts of the above continuing connected transactions did not exceed the limits as set out in the waiver.

Reasons

The CR Textile Group is primarily engaged in the distribution of textile products including cotton, polyester fiber, grey cloth and printed fabrics. The sale of the textile related merchandises to members of the CRNC Group are in the usual and ordinary course of business of the CR Textile Group and the CRNC Group. The Board (including the independent non-executive Directors) considers that the Textile Agreement is in the usual and ordinary course of business of the Group and on normal commercial terms and the terms of the Textile Agreement are fair and reasonable and in the interest of the Company and Shareholders as a whole. The Textile Agreement shall remain in force till 31st December, 2007.

(C) The Tenancy Agreement dated 3rd June, 2005

Parties

The Company and CRNC

Nature of transaction

The Group has been, in its ordinary and usual course of business, leasing office/commercial/industrial premises and car parking spaces for own use from members of the CRNC Group in both Hong Kong and the PRC on normal commercial terms as the CRNC Group is a conglomerate with significant property investments including residential, commercial and industrial premises in Hong Kong and the PRC. Under the Tenancy Agreement which is effective until 31st December, 2007, in the event that any member of the Group enters into a lease agreement with any member of the CRNC Group, the Company and CRNC have agreed to procure that the lease offered to any member of the Group will be on normal commercial terms as described in the Tenancy Agreement.

Pricing basis

Each of the lease arrangements to be entered into by a member of the Group with a member of the CRNC Group will be documented in a separate written agreement with a lease term of not exceeding 31st December, 2007 and the Company will ensure that the aggregate annual payments including rent, management fees and other charges of the leases stipulated under the Tenancy Agreement will not exceed HK$70 million, HK$85 million and HK$105 million for the three years ending 31st December, 2007 respectively. Rental for the above lease arrangements will be negotiated between the parties with reference to the then prevailing market rates. The rent, management fees and other charges set by any member of the CRNC Group to any member of the Group will be either at market prices or at prices no less favourable to the Group than those available from independent third parties.

The aggregate amounts charged by the CRNC Group for the Continuing Connected Transactions contemplated under the Tenancy Agreement for the two years ended 31st December, 2004 were approximately HK$33.7 million and HK$32.9 million respectively. The above continuing connected transactions were approved by the Board (including the independent non-executive Directors) after considering the transactions being on normal commercial terms and in the ordinary and usual course of business of the Company. With waivers granted by the Stock Exchange for an indefinite period, the amounts of the above continuing connected transactions did not exceed the limits as set out in the waivers.

Reasons

Given that the CRNC Group has significant properties which are offered to the general public for rental purpose in both Hong Kong and the PRC and the Group is transforming into a retail-led distribution model which will require leases of commercial, office and industrial premises in Hong Kong and the PRC, the above leases are in the usual and ordinary course of business of the Group and the CRNC Group. The Board (including the independent non-executive Directors) considers that the Lease Agreement is in the usual and ordinary course of business of the Group and on normal commercial terms and the terms of the Lease Agreement are fair and reasonable and in the interest of the Company and Shareholders as a whole.

(D) The Decoration Agreement dated 3rd June, 2005

Parties

The Company and Uconia Company Limited

Nature of transaction

The Group has, in its ordinary and usual course of business, granted contracts to companies for the design, decoration and furnishing of its offices, retail outlets and investment properties. Uconia Company Limited, an approximately 100% owned subsidiary of the CRNC Group, is engaged in the design, decoration and furnishing business in Hong Kong and the PRC. Under the Decoration Agreement which is effective until 31st December, 2007, in the event that any member of the Group grants a contract to any member of the Uconia Group or any of its Associates, the Company and Uconia Company Limited have agreed to procure that the services rendered by any member of the Uconia Group or any of its Associates to any member of the Group will be charged on normal commercial terms as described in the Decoration Agreement.

Pricing basis

The prices charged by the Uconia Group or any of its Associates to members of the CRNC Group will be either at market prices or at prices no less favourable to the Group than those available from independent third parties.

The aggregate amounts charged by the Uconia Group or any of its Associates for the Continuing Connected Transactions contemplated under the Decoration Agreement for the two years ended 31st December, 2004 were approximately HK$1.1 million and HK$1.6 million respectively. These continuing connected transactions were exempted from any disclosure or shareholders' approval requirement under the Listing Rules prior to the introduction of Chapter 14A of the Listing Rules as the total consideration of these continuing connected transactions for the two years ended 31st December, 2004 were less than the de minimis amount.

Reasons

The business of the Group includes the distribution of brand products and the operations of supermarkets. The granting of the contracts to the Uconia Group or any of its Associates for the design, decoration and furnishing of the retail outlets, supermarkets and offices are in the usual and ordinary course of business of the Group and on normal commercial terms. In view of the Group's focus in its retail-led distribution policy and the expansion of its retail business in the PRC, the management of the Group expects that the Group will need more design, decoration and furnishing services for its new retail stores and supermarkets or uplift its existing retail outlets and supermarkets. The Board (including the independent non-executive Directors) considers that the Decoration Agreement is in the usual and ordinary course of business of the Group and on normal commercial terms and the terms of the Decoration Agreement are fair and reasonable and in the interest of the Company and Shareholders as a whole. The Decoration Agreement shall remain in force till 31st December, 2007.

PROPOSED ANNUAL CAPS

The Annual Caps for each of the Agreements for the three financial years ending 31st December, 2007 are as follows:

	For the year ending 31st December		
(HK$ in million)	**2005**	**2006**	**2007**
(A) The Foodstuff Agreements:			
– *(A1) Shanghai Foodstuff Agreement*			
– paid by the NFH Group	75.0	85.0	95.0
– *(A2) China Cereal Foodstuff Agreement*			
– paid by the NFH Group	80.0	95.0	105.0
– *(A3) CNFC Foodstuff Agreement*			
– received by the NFH Group	95.0	105.0	115.0
– paid by the NFH Group	55.0	65.0	75.0
– total	150.0	170.0	190.0

DEFINITION

For the purpose of this announcement, the following expressions have the following meanings:–

"Agreements"	each of the Foodstuff Agreements, the Textile Agreement, the Tenancy Agreement and the Decoration Agreement
"Annual Caps"	proposed maximum aggregate value for each of the Continuing Connected Transactions under the Agreements in each of the three years ending 31st December, 2007
"Associate(s)"	shall have the same meaning ascribed to it under the Listing Rules
"Board"	The board of Directors
"China Cereal Foodstuff Agreement"	the agreement dated 3rd June, 2005 between NFH and 中糧發展有限公司 (Ceroilfood Development Company Limited) relating to the sale and purchase of the Foodstuff Products between any member of the NFH Group and Ceroilfood Development Company Limited or any of its Associates
"CNFC Foodstuff Agreement"	the agreement dated 3rd June, 2005 entered into between 中國水產總公司 (China National Fisheries Corp.) and NFH relating to the sale and purchase of the Foodstuff Products between the NFH Group and China National Fisheries Corp. or any of its Associates
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Continuing Connected Transactions"	the continuing connected transactions contemplated under the Agreements
"CRH"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling Shareholder
"CRH Group"	CRH and its subsidiaries other than the Group
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC, the controlling shareholder of CRH, and the ultimate holding company of the CRH Group
"CRNC Group"	CRNC and its subsidiaries other than the Group
"CR Textile"	China Resources Textile (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability, and a wholly owned subsidiary of the Company
"CR Textile Group"	CR Textile and its subsidiaries
"Decoration Agreement"	the agreement dated 3rd June, 2005 entered into between Uconia Company Limited and the Company relating to the provision of design, decoration and furnishing services by any member of the Uconia Group or any of its Associates
"Directors"	the directors of the Company
"Foodstuff Agreements"	China Cereal Foodstuff Agreement, CNFC Foodstuff Agreement and Shanghai Foodstuff Agreement
"Foodstuff Products"	the fresh, live and frozen foodstuff, fisheries and other foodstuffs (including but not limited to canned food, rice, oil and peanuts)
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of [illegible]

in force till 31st December, 2007.

PROPOSED ANNUAL CAPS

The Annual Caps for each of the Agreements for the three financial years ending 31st December, 2007 are as follows:

(HK$ in million)	For the year ending 31st December 2005	2006	2007
(A) The Foodstuff Agreements:			
– (A1) *Shanghai Foodstuff Agreement*			
– paid by the NFH Group	75.0	85.0	95.0
– (A2) *China Cereal Foodstuff Agreement*			
– paid by the NFH Group	80.0	95.0	105.0
– (A3) *CNFC Foodstuff Agreement*			
– received by the NFH Group	95.0	105.0	115.0
– paid by the NFH Group	55.0	65.0	75.0
– total	150.0	170.0	190.0
(B) The Textile Agreement			
– received by the CR Textile Group	65.0	75.0	85.0
(C) The Tenancy Agreement			
– paid by the Group	70.0	85.0	105.0
(D) The Decoration Agreement			
– paid by the Group	20.0	25.0	30.0

The Annual Caps are determined by reference to (i) the historical value of the relevant transactions of the Agreements; (ii) the indication of the likely sale and purchase values of the NFH Group and CR Textile Group; (iii) the indication of the likely lease values and decoration contracts of the Group; (iv) the estimated demand for the Foodstuff Products and the textile related merchandise related to the Group's business as a result of the continuous economic development and rising living standards in the PRC; (v) the fluctuation in the prices of the Foodstuff Products; (vi) the possible price increases in line with consumer prices in the PRC generally as indicated by an increase in the PRC's consumer price index of approximately 3.9% in 2004; (vii) the possible increase in rental under the Tenancy Agreement as a result of the possible significant rental increases in line with an increase in property prices in Hong Kong and the PRC generally; (viii) the continued expansion of the Group's retail operations in the PRC and Hong Kong and (ix) the continued uplift of the Group's retail outlets, shops and supermarkets in both Hong Kong and the PRC and the estimated demand for design and decoration work under the Decoration Agreement. The Board considers that the Annual Caps are fair and reasonable as far as the Company and the Shareholders as a whole are concerned.

LISTING RULES REQUIREMENTS

As none of the Annual Caps for each of the Agreements exceeds 2.5% of the applicable percentage ratios of the Company as referred to in Chapter 14A of the Listing Rules, the Continuing Connected Transactions, by virtue of the contracting parties to the Agreements being substantial shareholders of certain subsidiaries of the Group (or their Associates) or the ultimate controlling shareholder of the Company (or its Associates), are only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules and are exempted from the Shareholders' approval requirement under the Listing Rules.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

"CR Textile"	China Resources Textile (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability, and a wholly owned subsidiary of the Company
"CR Textile Group"	CR Textile and its subsidiaries
"Decoration Agreement"	the agreement dated 3rd June, 2005 entered into between Uconia Company Limited and the Company relating to the provision of design, decoration and furnishing services by any member of the Uconia Group or any of its Associates
"Directors"	the directors of the Company
"Foodstuff Agreements"	China Cereal Foodstuff Agreement, CNFC Foodstuff Agreement and Shanghai Foodstuff Agreement
"Foodstuff Products"	the fresh, live and frozen foodstuff, fisheries and other foodstuffs (including but not limited to canned food, rice, oil and peanuts)
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"NFH"	Ng Fung Hong Limited, a wholly owned subsidiary of the Company
"NFH Group"	NFH and its subsidiaries
"PRC"	The People's Republic of China
"Shanghai Foodstuff Agreement"	the agreement dated 3rd June, 2005 between NFH and 上海市食品進出口公司 (Shanghai Foodstuff Import & Export Corp.) relating to the sale and purchase of the Foodstuff Products between the NFH Group and Shanghai Foodstuff Import & Export Corp. or any of its Associates
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreement"	the tenancy agreement entered into between the Company and CRNC relating to the leasing of premises and car parking spaces in Hong Kong and in the PRC
"Textile Agreement"	the agreement dated 3rd June, 2005 entered into between CR Textile and CRNC relating to the sale and purchase of textile related merchandises
"Uconia Group"	Uconia Company Limited, an approximately 100% owned subsidiary of the CRNC Group, and its subsidiaries

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 3rd June, 2005

As at the date of this announcement, the executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun and Mr. Kwong Man Him. The non-executive Directors of the Company are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive Directors of the Company are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.